Exhibit (a)(11)

FOR IMMEDIATE RELEASE                                         January 19, 1998


                MASCOTECH, INC. COMPLETES OFFER FOR TRIMAS
                                CORPORATION

         MascoTech, Inc. (NYSE:MSX) today announced that its tender offer, through its wholly-owned subsidiary, MascoTech Acquisition, Inc., for all of the outstanding shares of common stock of TriMas Corporation (NYSE:TMS) at $34.50 net per share expired at midnight, Eastern Standard Time, Friday, January 16, 1998, and that it will accept for payment and promptly pay for all common shares of TriMas tendered pursuant to the Offer.

         Approximately 24.7 million shares were tendered in the Offer. Excluding shares that could not be tendered due to restrictions under TriMas stock plans, the shares tendered, together with the 15.2 million shares previously owned by MascoTech, represent approximately 99% of the outstanding shares of TriMas common stock. MascoTech anticipates that the merger between MascoTech Acquisition, Inc. and TriMas will occur promptly after payment and purchase of the shares. The value of the transaction is approximately $900 million.

         MascoTech's transportation-related businesses include metal-worked components primarily for vehicle engine and drivetrain applications and automotive aftermarket products. TriMas is a diversified proprietary products company with leadership product positions in commercial, industrial and consumer niche markets.

         Visit MascoTech's website at http://www.mascotech.com. MascoTech's press releases are also available through Company News On-Call by fax, 800-758-5804, extension 535375, or http:www.prnewswire.com.